PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

Dated December 18, 2008

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the nine months ended October 31, 2008 and from the audited financial statements of Pacific Booker for the year ended January 31, 2008 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the American Stock Exchange under the symbol PBM.

Overall Performance

The Company continued work towards the completion of an Environmental Assessment and (NI 43-101 compliant) Feasibility Study.  The Environmental Assessment is required to apply for a mining permit for the construction, operation and maintenance, decommissioning and reclamation of an open-pit mine at the Morrison property.  It is intended that approval of the mining permit combined with positive results of the Feasibility Study will lead to detailed engineering, procurement and construction of the mine.

Recent work during the reporting period has yielded the following results:

•

Completed a Site Investigation program required as a result of revising the site General Arrangement.  The Site Investigation consisted of geotechnical/condemnation drilling, test-pitting for soils characterization and installation of water monitoring wells;

•

Geotechnical and Plant Foundation Reports completed based on revised General Site Arrangement including the relocation of the primary crusher, process plant, on-site administration facilities, waste rock storage, low-grade ore stock-pile and organic material storage;

•

Engineering design progressed including acceptance of design basis, design process criteria, process flow diagrams and piping and instrumentation diagrams.  Site, plant and building layouts were improved.

•

Mine operating costs updated based on revised open pit mine design for four phases of pit development and operation, waste dumps and stockpiles;

•

Revised tailings and reclaim pipelines and pumping designs based on opportunities for improvements to the Water Management Plan including elimination of pyrite removal cell, distribution of cyclone sand for dam construction, reclaim water intact method, optimization of tailings pipeline sizing and pumping horsepower;

•

Revised cost estimate for power based on defined electric load and selected transmission line route from the former Bell Mine electrical facility;

•

Updated Market and Contracts incorporating results of concentrate transportation study to optimize and cost selected haul route; and

•

Received and commented on Environment Baseline Reports that incorporated results of 2008 EA Field Work Program.

In August, the Company announced that it no longer had any outstanding warrants as all had been exercised or had expired.  Shares issued during the quarter under discussion were from subscriptions received prior to July 28, 2008, the expiry date of the final set of warrants.  The Company’s issued and outstanding stock position after the issue of the warrant shares is 11,400,289 shares.  The fully diluted stock position is 13,730,646 shares, including the 2,080,357 shares held for options granted and the final 250,000 shares to be issued to Falconbridge as part of the Morrison purchase agreement on commencement of production.

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

In October, the Company responded to the Lake Babine Nations news release dated October 14 in which in part stated that the Lake Babine Nation (“LBN”) “is withdrawing from dialogue”… “due to serious concerns regarding Pacific Booker’s conduct”.

That statement is not premised on any substantive or accurate facts.  It is also surprising since at virtually the same time of issuing the release on October 14, 2008, the LBN sent a letter to the Company (“PBM”) with the following contrary message:  “We look forward to confirming a meeting to first discuss an agreement that establishes a framework for us to engage with both you and the regulators in respect to the project.”  The LBN’s letter goes on to ask that PBM contact Chief Betty Patrick to coordinate the meeting and concludes by saying that “We look forward to developing a stronger and mutually supportive relationship.”

PBM has for several years been attempting to engage the LBN in developing a framework agreement, related consultation protocols, funding arrangements and proposals for employment and training.  Offers to do so over the past few years have often been met with LBN silence.  PBM’s latest efforts included a letter dated September 19, 2008 and subsequent unreturned telephone calls.

The LBN asserts that “PBM continues to offer us capacity funding but we haven’t seen a dime.”  The truth is that PBM has offered capacity funding on numerous occasions in the past, going back several years, but has often been frustrated by LBN’s lack of communication.

The LBN further accuses PBM of improperly questioning “our members about our confidential traditional uses without asking permission”.  With respect, we have never been made aware of this allegation.  If there was a breach of protocol or expectations, we would have been pleased to discuss them.

The LBN further asserts:  Gone are the days when First Nations are not entitled to legal representation and we are not going to let them dictate to us who is on our team.  These are examples of their [PBM] self serving intention to move the Project forward without demonstrating a real commitment to relationship building.  Their actions to date are disrespectful and do not encourage us to trust them.

PBM has never at any time suggested, let alone dictated, who should be on the LBN team.  PBM is therefore offended that LBN imputes improper intentions.  At most, PBM intended to not bring its lawyers to meetings, as a gesture to allow for a friendlier and less adversarial exchange of views.

PBM prefers to respond to the positive invitation in LBN’s letter of October 14, 2008, and considers it highly unfortunate that its press release issued the same date conveyed a contrary picture.

Subsequent to the end of the period, the Company announced that Pacific Booker Minerals Inc. (“PBM”) and Lake Babine Nation (“LBN”), had entered into a capacity funding agreement, which provides LBN with capacity funding to participate in the EA process, improve communications, share information, address specific concerns, and commit to work together to build a long lasting and mutually supportive relationship.

“This is a good first step in our relationship of mutual respect”, stated Chief Betty Patrick, “and we look forward to entering into many more agreements with PBM, including an Impact and Benefits Agreement.”

Lake Babine Nation, located northwest of Prince George, is one of the largest First Nation communities in British Columbia with a population which includes the communities of Fort Babine, Old Fort, Tachet, Donald’s Landing/Pinkut and Woyenne.

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

The Company wishes to reassure its investors that all the funds held by the Company are held by the Company’s chartered bank in Canada.  All deposit certificates currently in use are fully redeemable at any time and the interest rates are tied to the prime interest rate of the bank.  Management acknowledges that the potential for greater returns on cash for investment are available, but continues to believe that the Company’s funds must be as secure from risk as possible at all times.  The Company plans to continue this investment practice in the future.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17
January 31, 2008	$ 23,455,303	$ -	$ 209,308	$ 2,221,907	$ 0.23

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the period was $1,291,432 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $452,897, a decrease of $315,912 over the same period in the previous fiscal year.  A large part ($277,357) of the decrease was the difference in the gain/loss on exchange on US $ held ($218,994 gain this year vs $ 56,721 loss in the same period in the previous fiscal year).  At January 31, 2008, the Canadian $ exchange rate was $0.997 to the US $ where at October 31, 2008, the exchange rate was $1.2091, a increase of .2121 per US $ held.  The next largest part ($149,609) of the decrease in loss was mostly due to a one time payment during the previous fiscal year of a bonus to the directors directly involved in the raising of funds.  The next largest part ($34,832) of the decrease in loss was in regards to wages and benefits, as well as a decrease ($12,046) in Consulting fees.  These decreases were offset by the $111,294 increase in media expenditures in the US market place.  The next largest amount increase ($36,455) was in Professional fees when compared to the same period of the previous fiscal year.  The increase is due to legal fees in regards to First Nations issues as well as the costs for the Hearne Hill suit.  Travel costs were higher by $5,507.  The Company has continued to be able to continue to earn interest.  Interest income has decreased by $8,878 when compared to the prior fiscal year period.

During the third quarter of the year, the Company incurred $1,616,158 in exploration & development expenditures on the Morrison property compared to $922,691 in the prior quarter and compared to $839,309 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 5 in the interim financial statements for expenditures by item and area.

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

During the third quarter of both this year and last, the Company did not announce or complete any private placements, or grant any options.  During the third quarter of this year, the Company issued 242,500 common shares during the quarter from subscriptions received prior to July 31st) on exercise of warrants.  During the same quarter last year, the Company issued 101,550 common shares on exercise of warrants for total proceeds of $438,700.  During the third quarter of this year, the Company did not issue any common shares on exercise of options.  During the same quarter last year, the Company issued 10,000 common shares on exercise of options for total proceeds of $40,000 and a corresponding reclassification of $7,759 from contributed surplus to share capital.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2007	$ 43,875	$ 425,683	$ 381,808	$ 0.04
April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
July 31, 2007	$ 52,341	$ 803,214	$ 750,873	$ 0.08
October 31, 2007	$ 56,500	$ 644,297	$ 587,797	$ 0.06
January 31, 2008	$ 58,364	$ 591,619	$ 533,255	$ 0.05
April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
July 31, 2008	$ 43,582	$ 544,623	$ 679,829	$ 0.06
October 31, 2008	$ 52,672	$ 585,628	$ 532,596	$ 0.05

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2007	$ 139,136	$ 1,504,800	$ 1,365,664	$ 0.17
for the three month period ended April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
for the six month period ended July 31, 2007	$ 94,444	$ 1,195,299	$ 1,100,855	$ 0.12
for the nine month period ended October 31, 2007	$ 150,944	$ 1,839,596	$ 1,688,652	$ 0.18
for the year ended January 31, 2008	$ 209,308	$ 2,431,215	$ 2,221,907	$ 0.23
for the three month period ended April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
for the six month period ended July 31, 2008	$ 89,394	$ 1,300,767	$ 1,211,373	$ 0.11
for the nine month period ended October 31, 2008	$ 142,066	$ 1,886,395	$ 1,744,329	$ 0.16

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2008, the Company reported a net loss of $2,221,907 ($0.23 per share), compared to a net loss of $1,365,664 ($0.17 per share) for the year ended January 31, 2007.  The increases in operating expenses are the result of the increase in activities for the feasibility engineering and the increase in investor relations expenses.

Cash held at the end of the period was sufficient to meet our current liabilities and work programs.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Pacific Booker has a lease for a vehicle.  It is a standard vehicle lease with the final payment due in September 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 11).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 4).

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 and in Note 15 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to property management.  Payments were also made to the spouse of a director for administrative assistant services to the project manager.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $105,130 in the third quarter of the year compared to $94,895 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the current period as compared to $1,500 for the same period in the previous year.

Outlook for 2008/09

The Company expects the completion of an Environmental Assessment February 2009 and (NI 43-101 compliant) Feasibility Study in January 2009.  The submission of the Environmental Assessment begins a review process of maximum duration 256 days.  In 2009, during the review process and in anticipation of issuance of an Environmental Assessment Certificate the Company intends to pursue the following activities:

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPCM or EPC);

•

Procurement including ordering long lead time items (ie HPGR, Ball Mills, etc);

•

Detailed Engineering and Design; and

•

Site Engineering Survey;

Upon issuance of an Environmental Assessment Certificate, the Company may also proceed with the following activities:

•

Construction of new 24.7 km 138 kV overhead power line from the existing former Bell mine site to the proposed Morrison Mine Site substation;

•

Clearing of timber from the tailings storage facility, plant site, waste storage dump, on-site road corridors, on-site pipeline and power line corridors; and

•

On-site road construction between existing Forest Service Road and proposed Plant Site.

Disclosure of outstanding share data

Details of our share transactions for the year and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the period, no share transactions were made:

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
October 31, 2008	balance forward			11,400,289	$ 44,258,085

Warrant transactions:

Certificate Dated	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2008	total outstanding				0

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2008	total outstanding				2,080,357

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
as at October 31, 2006	4,832,500	4,832,500
to January 31, 2007	-	-
As at January 31, 2007	4,832,500	4,832,500
to April 30, 2007	-	-
to July 31, 2007	-	-
to October 31, 2007	-	-
to January 31, 2008	-	-
As at January 31, 2008	4,832,500	4,832,500
to April 30, 2008	-	-
to July 31, 2008	-	-
to October 31, 2008	-	-
As at October 31, 2008	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2006	9,627,960	(859,434)	8,768,526
to January 31, 2007	677,331	-	677,331
As at January 31, 2007	10,305,291	(859,434)	9,445,857
to April 30, 2007	475,546	-	1,010,229
to July 31, 2007	1,083,769	-	226,219
to October 31, 2007	839,309	-	394,395
to January 31, 2008	948,131	-	677,331
As at January 31, 2008	13,652,046	(859,434)	9,445,857
to April 30, 2008	800,691	-	800,691
to July 31, 2008	922,339	-	922,339
to October 31, 2008	1,616,158	-	1,616,158
As at October 31, 2008	16,991,234	(859,434)	16,131,800

PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2008

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2006	31,885,179	-	1,028,086	983,856	14,722,045	18,191,220
to January 31, 2007	195,150	-	190,063	381,808	15,103,853	18,194,625
As at January 31, 2007	32,080,329	-	1,218,149	1,365,664	15,103,853	18,194,625
to April 30, 2007	1,836,743	130,200	115,161	349,982	15,453,835	19,926,747
to July 31, 2007	1,680,214	(130,200)	384,308	750,873	16,204,708	21,110,196
to October 31, 2007	486,460	47,000	345,707	587,797	16,792,505	21,401,566
to January 31, 2008	1,711,268	(47,000)	305,097	533,255	17,325,760	22,837,676
As at January 31, 2008	37,795,014	-	2,368,422	2,221,907	17,325,760	22,837,676
to April 30, 2008	3,594,477	-	326,827	531,544	17,857,304	26,227,436
to July 31, 2008	1,413,594	1,455,000	455,624	679,829	18,537,133	28,871,825
to October 31, 2008	1,455,000	(1,455,000)	428,622	532,956	19,070,089	28,767,491
As at October 31, 2008	44,258,085	-	3,579,495	1,744,329	19,070,089	28,767,491